FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	3. Issuer Name and Ticker or Trading Symbol	
Theodore T. Wang c/o Bellerophon Therapeutics, Inc. 184 Liberty Corner Road, Suite 302 Warren, NJ 07059	09/29/2017	Bellerophon Therapeutics, Inc. [BLPH]	
		4. Relationship of Reporting Person(s) to Issuer (check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___Other (specify below)	5. If amendment, Date Original Filed (Month/Day/Year) 6. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	8,298,755	I (1)	By Puissance Cross-Border Opportunities III LLC

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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Form 3 (cont.)

Name and Address of Reporting Person
Theodore T. Wang
c/o Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, NJ 07059

Issuer Name and Ticker or Trading Symbol
Bellerophon Therapeutics, Inc. [BLPH]

Period Of Report
09/29/2017

Table II -Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (mm/dd/yy)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Warrants (right to buy)	03/29/2018	09/29/2022	Common Stock	8,298,755	$1.242	I (1)	By Puissance Cross-Border Opportunities III LLC

Explanation of Responses:

(1) - These securities are held directly by Puissance Cross-Border Opportunities III LLC and may be deemed to be beneficially owned by Puissance Capital Management LP, the investment manager of Puissance Cross Border Opportunities III LLC; Puissance Capital Management (GP) LLC, the general partner of Puissance Capital Management LP; Puissance Capital Fund (GP) LLC, the general partner of Puissance Cross Border Opportunities III LLC; and Theodore T. Wang, the managing member of Puissance Capital Management (GP) LLC and Puissance Capital Fund (GP) LLC. The Reporting Persons each disclaim beneficial ownership of the reported securities except to the extent of its pecuniary interest therein. This report shall not be deemed an admission that any Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Reporting Owners

Reporting Owner Name/ Address	Relationships			
	Director	10% Owner	Officer	Other
Theodore T. Wang c/o Bellerophon Therapeutics, Inc. 184 Liberty Corner Road, Suite 302 Warren, NJ 07059		X		
Puissance Cross-Border Opportunities III LLC c/o Puissance Capital Fund (GP) LLC 950 Third Avenue, 25th Floor New York NY 10022		X		
Puissance Capital Fund (GP) LLC 950 Third Avenue, 25th Floor New York NY 10022		X		
Puissance Capital Management LP 950 Third Avenue, 25th Floor New York NY 10022		X		
Puissance Capital Management (GP) LLC 950 Third Avenue, 25th Floor New York NY 10022		X		

Form 3 (cont.)

Name and Address of Reporting Person
Theodore T. Wang
c/o Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, NJ 07059

Issuer Name and Ticker or Trading Symbol
Bellerophon Therapeutics, Inc. [BLPH]

Period Of Report
09/29/2017

By: Theodore T. Wang **Signature of Reporting Person	10/2/2017 Date 10/2/17
By: Puissance Cross-Border Opportunities III LLC, By: Puissance Capital Fund (GP) LLC, its general partner, By: Theodore T. Wang, Managing Member **Signature of Reporting Person	10/2/2017 Date
By: Puissance Capital Fund (GP) LLC, By: Theodore T. Wang, Managing Member **Signature of Reporting Person	10/2/2017 Date
By: Puissance Capital Management LP, By: Puissance Capital Management (GP) LLC, its general partner, By: Theodore T. Wang, Managing Member **Signature of Reporting Person	10/2/2017 Date
By: Puissance Capital Management (GP) LLC, By: Theodore Wang, Managing Member **Signature of Reporting Person	10/2/2017 Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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